CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	April 5,	October 5,
	2015	2014

Current assets:
Cash and cash equivalents	$60,281	$65,163
Trade accounts receivable	347,717	354,265
Income taxes receivable	4,922	1,439
Inventories (note 5)	873,508	779,407
Prepaid expenses and deposits	15,183	17,507
Assets held for sale	4,989	5,839
Other current assets	24,350	23,784
Total current assets	1,330,950	1,247,404

Non-current assets:
Property, plant and equipment	993,569	873,726
Intangible assets	343,527	287,353
Goodwill (note 8(a))	188,211	176,445
Other non-current assets	9,282	8,116
Total non-current assets	1,534,589	1,345,640

Total assets	$2,865,539	$2,593,044

Current liabilities:
Accounts payable and accrued liabilities	$284,493	$374,671
Total current liabilities	284,493	374,671

Non-current liabilities:
Long-term debt (note 6)	618,000	157,000
Deferred income taxes	136	349
Employee benefit obligations	15,997	19,565
Provisions	18,084	17,926
Total non-current liabilities	652,217	194,840

Total liabilities	936,710	569,511

Equity:
Share capital	113,338	124,595
Contributed surplus	28,855	20,778
Retained earnings	1,790,333	1,885,892
Accumulated other comprehensive income	(3,697)	(7,732)
Total equity attributable to shareholders of the Company	1,928,829	2,023,533

Total liabilities and equity	$2,865,539	$2,593,044

See accompanying notes to condensed interim consolidated financial statements.
QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Net sales	$636,191	$548,795	$1,026,811	$1,000,210
Cost of sales	496,263	395,568	844,034	727,784

Gross profit	139,928	153,227	182,777	272,426

Selling, general and administrative expenses	77,066	69,279	156,623	142,091
Restructuring and acquisition-related costs (note 7)	1,489	46	5,080	2,082

Operating income	61,373	83,902	21,074	128,253

Financial expenses, net (note 8(c))	2,947	60	5,740	528

Earnings before income taxes	58,426	83,842	15,334	127,725

Income tax expense	2,397	4,655	534	6,849

Net earnings	56,029	79,187	14,800	120,876

Other comprehensive income (loss), net of related
income taxes (note 10):
Cash flow hedges	2,711	365	4,035	(1,112)

Comprehensive income	$58,740	$79,552	$18,835	$119,764

Earnings per share (note 11):
Basic(1)	$0.23	$0.33	$0.06	$0.50
Diluted(1)	$0.23	$0.32	$0.06	$0.49
(1) All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended April 5, 2015 and March 30, 2014
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number(1)	Amount	surplus	income (loss)	earnings	equity

Balance, October 5, 2014	244,648	$124,595	$20,778	$(7,732)	$1,885,892	$2,023,533

Share-based compensation	-	-	4,856	-	-	4,856
Shares issued under employee share
purchase plan	23	673	-	-	-	673
Shares issued pursuant to exercise of
stock options	53	822	(271)	-	-	551
Shares issued or distributed pursuant to
vesting of restricted share units	419	4,042	(4,042)	-	-	-
Shares repurchased and cancelled	(3,050)	(1,555)	-	-	(78,188)	(79,743)
Share repurchases for future settlement
of non-Treasury RSUs	(560)	(15,239)	7,488	-	-	(7,751)
Dividends declared	-	-	46	-	(32,171)	(32,125)
Transactions with shareholders of the
Company recognized directly in equity	(3,115)	(11,257)	8,077	-	(110,359)	(113,539)

Cash flow hedges (note 10)	-	-	-	4,035	-	4,035
Net earnings	-	-	-	-	14,800	14,800
Comprehensive income	-	-	-	4,035	14,800	18,835

Balance, April 5, 2015	241,533	$113,338	$28,855	$(3,697)	$1,790,333	$1,928,829

Balance, September 29, 2013	243,252	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

Share-based compensation	-	-	4,548	-	-	4,548
Shares issued under employee share
purchase plan	20	515	-	-	-	515
Shares issued pursuant to exercise of
stock options	162	3,084	(893)	-	-	2,191
Shares issued or distributed pursuant to
vesting of restricted share units	564	6,043	(6,043)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(600)	(14,481)	8,383	-	-	(6,098)
Dividends declared	-	-	121	-	(26,627)	(26,506)
Transactions with shareholders of the
Company recognized directly in equity	146	(4,839)	6,116	-	(26,627)	(25,350)

Cash flow hedges (note 10)	-	-	-	(1,112)	-	(1,112)
Net earnings	-	-	-	-	120,876	120,876
Comprehensive income (loss)	-	-	-	(1,112)	120,876	119,764

Balance, March 30, 2014	243,398	$103,028	$34,985	$(1,768)	$1,677,595	$1,813,840
(1) All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

See accompanying notes to condensed interim consolidated financial statements.
QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Cash flows from (used in) operating activities:
Net earnings	$56,029	$79,187	$14,800	$120,876
Adjustments to reconcile net earnings to cash flows
from operating activities (note 12(a))	35,961	28,264	55,143	45,799
	91,990	107,451	69,943	166,675
Changes in non-cash working capital balances:
Trade accounts receivable	(123,884)	(69,347)	8,201	(41,010)
Income taxes	(2,720)	(757)	(3,458)	(2,603)
Inventories	37,633	(35,726)	(62,504)	(122,896)
Prepaid expenses and deposits	(1,501)	(363)	2,393	2,957
Other current assets	606	1,903	(2,952)	(1,446)
Accounts payable and accrued liabilities	(27,273)	2,406	(67,495)	(7,389)
Cash flows from (used) in operating activities	(25,149)	5,567	(55,872)	(5,712)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(82,131)	(83,969)	(177,204)	(141,950)
Purchase of intangible assets	(1,437)	(1,871)	(3,681)	(2,013)
Business acquisition (note 4)	(103,370)	-	(103,370)	-
Proceeds on disposal of assets held for sale and
property, plant and equipment	600	387	1,932	1,269
Cash flows used in investing activities	(186,338)	(85,453)	(282,323)	(142,694)

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving
long-term bank credit facility	219,000	84,000	461,000	148,000
Dividends paid	(32,125)	(26,506)	(32,125)	(26,506)
Proceeds from the issuance of shares	804	1,936	1,160	2,657
Repurchase and cancellation of shares	-	-	(79,743)	-
Share repurchases for future settlement of
non-Treasury RSUs	-	-	(15,239)	(14,481)
Cash flows from financing activities	187,679	59,430	335,053	109,670

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	(1,009)	(75)	(1,740)	(41)
Net decrease in cash and cash equivalents during the period	(24,817)	(20,531)	(4,882)	(38,777)
Cash and cash equivalents, beginning of period	85,098	79,122	65,163	97,368
Cash and cash equivalents, end of period	$60,281	$58,591	$60,281	$58,591

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$1,640	$434	$2,457	$518
Income taxes	2,785	3,085	3,678	6,082

Supplemental disclosure of cash flow information (note 12)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended April 5, 2015
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. Beginning in fiscal 2015, the Company’s fiscal year will end on the Sunday closest to December 31 of each year. As a result, fiscal 2015 will be a transition year, and will include 15 months of operations, beginning on October 6, 2014 and ending on January 3, 2016.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three and six months ended April 5, 2015 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

All earnings per share and share data in these condensed interim consolidated financial statements and notes are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except as noted below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2014 audited annual consolidated financial statements. Certain prior year comparatives have been reclassified to conform to the current period’s presentation.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 13, 2015.

(b)	Seasonality of the business:

The Company’s net sales are subject to seasonal variations within our operating segments. For our Printwear segment, net sales have historically been higher during the second quarter of the calendar year. For our Branded Apparel segment, net sales have historically been higher during the third and fourth quarter of the calendar year.

(c)	Initial application of new or amended accounting standards in the reporting period:

On October 6, 2014, the Company adopted IFRIC 21, Levies. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on the Company’s consolidated financial statements.
QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers

In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 will be effective for the Company’s fiscal year beginning on January 2, 2017, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

4. BUSINESS ACQUISITION:

On March 2, 2015, the Company acquired substantially all of the operating assets of a company operating under the Comfort Colors trade name for cash consideration of $103.4 million. The transaction also resulted in the effective settlement of $8.4 million of trade accounts receivable from Comfort Colors prior to the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Comfort Colors is the leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. Comfort Colors markets its products under the Comfort Colors® brand, which is a highly recognized brand among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

The Company accounted for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of trade accounts receivable and inventories acquired, which the Company expects to finalize by the end of fiscal 2015. Goodwill is attributable primarily to Comfort Colors’ assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION (continued):

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$14,685
Inventories	22,778
Prepaid expenses and deposits	69
Property, plant and equipment	2,234
Intangible assets (i)	62,300
102,066

Liabilities assumed:
Accounts payable and accrued liabilities	(2,084)
(2,084)

Goodwill	11,766
Net assets acquired at fair value	111,748

Cash consideration paid at closing	103,370
Settlement of pre-existing relationship	8,378
$111,748
(i) The intangible assets acquired are comprised of customer relationships in the amount of $25.0 million, which are being amortized on a straight line basis over their estimated useful lives, and trademarks in the amount of $37.3 million, which are not being amortized as they are considered to be indefinite life intangible assets.

The consolidated results of the Company for fiscal 2015 include net sales of $6.0 million and net earnings of $0.7 million relating to Comfort Colors’ results of operations since the date of acquisition, adjusted to reflect the elimination of intercompany sales. If the acquisition of Comfort Colors is accounted for on a pro forma basis as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the six months ended April 5, 2015 would have been $1,054.2 million and $19.6 million, respectively. These pro forma figures have been estimated based on the results of Comfort Colors’ operations prior to being purchased by the Company, adjusted to reflect the elimination of intercompany sales, and fair value adjustments which arose on the date of acquisition, as if the acquisition occurred on October 6, 2014, and should not be viewed as indicative of the Company’s future results.

The operating results of Comfort Colors are included in the Printwear segment.
QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. INVENTORIES:

	April 5,	October 5,
	2015	2014

Raw materials and spare parts inventories	$121,547	$98,767
Work in progress	62,203	58,658
Finished goods	689,758	621,982
	$873,508	$779,407

6. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $1 billion. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2014, the Company amended its revolving long-term bank credit facility to increase the facility to $1 billion from $800 million, and to extend the maturity date from January 2019 to April 2020. As at April 5, 2015, $618.0 million (October 5, 2014 - $157.0 million) was drawn under the facility, and the effective interest rate for the six months ended April 5, 2015 was 1.2%. In addition, an amount of $6.8 million (October 5, 2014 - $7.9 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at April 5, 2015.

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Gains on disposal of assets held for sale	$-	$(92)	$(330)	$(338)
Employee termination and benefit costs	98	324	1,207	429
Loss on settlement on wind-up of defined benefit
pension plan	-	-	-	1,898
Exit, relocation and other costs	565	(186)	2,668	93
Remeasurement of contingent consideration in
connection with a business acquisition	193	-	519	-
Acquisition-related transaction costs	633	-	1,016	-
	$1,489	$46	$5,080	$2,082

Restructuring and acquisition-related costs for the six months ended April 5, 2015 relate primarily to costs incurred in connection with the consolidation of sewing operations, the integration of the Doris Inc. acquisition, and the acquisition of the operating assets of Comfort Colors. Restructuring and acquisition-related costs for the six months ended March 30, 2014 relate primarily to a loss incurred on the final settlement on the wind-up of the former Gold Toe defined benefit pension plan.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION:

(a)	Goodwill:
April 5,
2015

Balance, October 5, 2014	$176,445
Goodwill acquired (note 4)	11,766
Balance, April 5, 2015	$188,211

(b)	Depreciation and amortization:
	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Depreciation of property, plant and equipment	$25,429	$20,387	$49,881	$39,853
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories
at the beginning and end of the period	(989)	631	(8,819)	(4,728)
Depreciation of property, plant and equipment included
in net earnings	24,440	21,018	41,062	35,125
Amortization of intangible assets, excluding software	4,282	3,688	8,441	7,376
Amortization of software	693	455	1,366	910
Depreciation and amortization included in net earnings	$29,415	$25,161	$50,869	$43,411

                  Property, plant and equipment includes $160.0 million (October 5, 2014 - $166.9 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(c)	Financial expenses, net:
	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Interest expense on financial liabilities
recorded at amortized cost	$1,385	$423	$2,316	$524
Bank and other financial charges	956	869	1,791	1,579
Interest accretion on discounted provisions	81	80	164	160
Foreign exchange loss (gain)	525	(1,312)	1,469	(1,735)
	$2,947	$60	$5,740	$528

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	April 5,	October 5,
	2015	2014

Financial assets
Amortized cost:
Cash and cash equivalents	$60,281	$65,163
Trade accounts receivable	347,717	354,265
Other current assets	18,870	17,824
Long-term non-trade receivables included in other
non-current assets	4,135	4,008
Derivative financial instruments designated as effective
hedging instruments included in other current assets	841	920
Derivative financial instruments included in other
assets - total return swap	494	-

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$275,643	$361,377
Long-term debt - bearing interest at variable rates	618,000	157,000
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	2,881	7,335
Contingent consideration included in accounts payable
and accrued liabilities	5,877	5,959

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amount approximate current market interest rates.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDTED)

9. FAIR VALUE MEASUREMENT (continued):

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of targets for growth in sales revenues for a three-year period from the date of the acquisition. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the revenue targets being met. The discount rate applied to the contingent consideration was 13.5%. Significant increases (decreases) in any of those inputs in isolation could result in a significantly lower (higher) fair value measurement. There has been no significant change in any of the inputs used to measure the fair value of the contingent consideration since the date of the acquisition. The contingent consideration is classified as a financial liability and is included in accounts payable and accrued liabilities.

Derivatives
The derivatives consist mainly of foreign exchange and commodity forward and option contracts. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company.

The fair values of financial assets, financial liabilities and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. OTHER COMPREHENSIVE INCOME (“OCI”):

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Net gain (loss) on derivatives designated as cash flow
hedges:
Foreign currency risk	$2,433	$(504)	$2,669	$(2,162)
Commodity price risk	(1,362)	-	(2,804)	-

Income taxes	(25)	5	(27)	22

Amounts reclassified from OCI to property, plant and
equipment, related to foreign currency risk	-	(481)	-	(907)

Amounts reclassified from OCI to inventory,
related to commodity price risk	2,543	-	5,530	-

Amounts reclassified from OCI to net earnings,
related to foreign currency risk, and included in:
Net sales	(377)	1,119	(703)	1,455
Selling, general and administrative expenses	-	125	-	113
Financial expenses, net	(509)	115	(643)	387
Income taxes	8	(14)	13	(20)
Other comprehensive income (loss)	$2,711	$365	$4,035	$(1,112)

The change in the time value element of option contracts designated as cash flow hedges, to reduce the exposure in movements of commodity prices, was not significant for the three and six months ended April 5, 2015

The change in forward element of derivatives designated as cash flow and fair value hedges to reduce foreign currency risk was not significant for the three and six months ended April 5, 2015.

For the three and six months ended April 5, 2015, the derivatives designated as either cash flow hedges or fair value hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

As at April 5, 2015, approximately $2.1 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Net earnings - basic and diluted	$56,029	$79,187	$14,800	$120,876

Basic earnings per share:
Basic weighted average number of common shares
outstanding	241,360	243,220	242,606	243,282
Basic earnings per share	$0.23	$0.33	$0.06	$0.50

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	241,360	243,220	242,606	243,282
Plus dilutive impact of stock options, Treasury RSUs
and common shares held in trust	2,153	3,094	2,003	2,926
Diluted weighted average number of common shares
outstanding	243,513	246,314	244,609	246,208
Diluted earnings per share	$0.23	$0.32	$0.06	$0.49
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

Excluded from the above calculation for the three and six months ended April 5, 2015 are 296,202 stock options (2014 - 346,452) which were deemed to be anti-dilutive. Excluded from the above calculation for the three and six months ended March 30, 2014 are 10,000 Treasury RSUs which were deemed to be anti-dilutive.

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:
	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Depreciation and amortization (note 8(b))	$29,415	$25,161	$50,869	$43,411
Restructuring charges related to assets held
for sale (note 7)	-	(92)	(330)	(338)
Remeasurement of contingent consideration in
connection with a business acquisition (note 7)	193	-	519	-
Loss (gain) on disposal of property, plant and equipment	(177)	(1,721)	446	(804)
Share-based compensation	3,147	2,794	4,920	4,597
Deferred income taxes	2,103	2,313	240	3,403
Unrealized net loss (gain) on foreign exchange and
financial derivatives	753	(27)	1,304	(643)
Timing differences between settlement of financial
derivatives and transfer of deferred loss in
accumulated OCI to net earnings	1,396	-	1,263	-
Other non-current assets	(563)	(1,061)	(1,166)	(86)
Employee benefit obligations	(409)	1,316	(3,080)	(3,249)
Provisions	103	(419)	158	(492)
	$35,961	$28,264	$55,143	$45,799

(b)	Variations in non-cash transactions:
	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Dividends declared included in dividends payable	$(16,091)	$(13,164)	$-	$-
Additions to property, plant and equipment included in
accounts payable and accrued liabilities	(554)	(141)	(8,595)	2,385
Proceeds on disposal of property, plant and equipment
included in other current assets	-	(3,490)	79	(3,490)
Settlement of pre-existing relationship	8,378	-	8,378	-
Transfer from accounts payable and accrued liabilities to
contributed surplus in connection with share repurchases
for future settlement of non-Treasury RSUs	-	-	7,488	8,383
Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	46	121	46	121
Non-cash ascribed value credited to share capital from
shares issued or distributed pursuant to vesting of
restricted share units and exercise of stock options	4,275	1,713	4,313	6,936

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, sheer hosiery, legwear, shapewear, underwear and activewear products, primarily to U.S. and Canadian retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2014 audited annual consolidated financial statements, and note 2 (c) of these condensed interim consolidated financial statements.

	Three months ended		Six months ended
	April 5,	March 30,	April 5,	March 30,
	2015	2014	2015	2014

Segmented net sales:
Printwear	$431,261	$378,530	$591,600	$640,373
Branded Apparel	204,930	170,265	435,211	359,837
Total net sales	$636,191	$548,795	$1,026,811	$1,000,210

Segment operating income:
Printwear	$83,959	$92,159	$62,966	$140,415
Branded Apparel	2,158	13,289	10,424	35,226
Total segment operating income	$86,117	$105,448	$73,390	$175,641

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$86,117	$105,448	$73,390	$175,641
Amortization of intangible assets,
excluding software	(4,282)	(3,688)	(8,441)	(7,376)
Corporate expenses	(18,973)	(17,812)	(38,795)	(37,930)
Restructuring and acquisition-related costs	(1,489)	(46)	(5,080)	(2,082)
Financial expenses, net	(2,947)	(60)	(5,740)	(528)
Earnings before income taxes	$58,426	$83,842	$15,334	$127,725

QUARTERLY REPORT – QUARTER ENDED APRIL 5, 2015 P.43